CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.: TNAV-002

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

January 5, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20549

Attention:	Lyn Shenk, Branch Chief
Theresa Messinese, Staff Accountant
J. Nolan McWilliams, Staff Attorney
Susan Block, Staff Attorney

Re:	TNAV Holdings, Inc. Registration Statement on Form S-1 Filed October 30, 2009
File No. 333-162771

Ladies and Gentlemen:

We are submitting this letter on behalf of TNAV Holdings, Inc. (the “Company”), a wholly owned subsidiary of TeleNav, Inc. (“TeleNav”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 23, 2009 (the “Staff Letter”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-162771) (the “Registration Statement”).1

[1]	Prior to the effective date of the Registration Statement, TeleNav will merge with and into the Company, stockholders of TeleNav will become stockholders of the Company and the Company will change its name to TeleNav, Inc. The stockholders of both entities approved the merger in December 2009. Except as disclosed herein, the information included in this letter are those of TeleNav and its subsidiaries and do not give effect to the corporate reorganization.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

January 5, 2010

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company is requesting confidential treatment for selected portions of this letter and the supplemental materials, including in connection with the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and two marked copies of Amendment No. 2 (against Amendment No. 1 to the Registration Statement filed on December 8, 2009 (“Amendment No. 1”)). The Company intends to file an amendment to the Registration Statement in January 2010 to provide the estimated offering price per share and update the financial information to include information as of and for the three and six months ended December 31, 2009.

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2.

Prospectus Summary, page 1

1.	We note your revised disclosure in response to our prior comment 7; however, the disclosure does not appear fully responsive to our comment. Therefore, please revise to summarize the cause of the decline in your average revenue per user and the remaining terms of your existing contracts with your two largest customers and their ability to terminate these contracts or use your services on a nonexclusive basis.

In response to the Staff’s comment, the Company has further revised the section entitled “Prospectus summary — Risk factors” on pages 5 and 6 of Amendment No. 2.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

January 5, 2010

The Offering, page 7

2.	We note your response to our prior comment 8. Please include disclosure that you do not have any current plans to acquire complimentary businesses, products, services, or technologies, if still true. Please revise throughout.

In response to the Staff’s comment, the Company has revised the section entitled “Prospectus summary — The offering” on page 7 and the relevant risk factor on page 22 of Amendment No. 2.

Risk Factors, page 10

If our wireless carrier partners, page 12

3.	We note your response to our prior comment 10 and the added subheading. Please indicate in this subheading, or in a separate subheading, that Sprint, one of your wireless carrier partners, has been experiencing net losses in subscribers.

In response to the Staff’s comment, the Company has revised the relevant subheading on page 12 of Amendment No. 2.

In the past, we identified a material weakness, page 30

4.	We note your response and added disclosure in response to our prior comment 13. To the extent practical, please explain the deficiency that you reference.

In response to the Staff’s comment, the Company has revised the disclosure on page 30 of Amendment No. 2.

Management’s discussion and analysis, page 43

5.	We note your response to our prior comment 17 and revisions; however, we reissue in part. Please revise to discuss anticipated timeframes for implementing future plans and discuss any obstacles to commencing the planned operations.

In response to the Staff’s comment, the Company has revised the disclosure on page 44 of Amendment No. 2. The Company supplementally advises the Staff that additional information concerning the anticipated timeframes for implementing new LBS solutions, business models and

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

January 5, 2010

distribution channels and anticipated obstacles relating thereto is competitively sensitive. Competitors of TeleNav could use this information, which is not information they are required to provide regarding their own development projects, to alter their own development cycles or unfairly compete with TeleNav. In light of the Company’s statements on page 44 of Amendment No. 2 that it does not expect revenue from these projects to be material in fiscal 2010, the Company believes that additional disclosure would not be meaningful to investors and would not outweigh the competitive harm faced by the Company.

Results of Operations

Revenue, page 53

6.	We note your response to our prior comment 21. We continue to believe that a discussion should be provided here or in the business section of the filing to describe why your ARPU has declined as your user count has increased, and any known trends that are expected to result from future growth. In addition, while your disclosure does describe the general terms of your contracts, it does not include information with respect to pricing terms, which was the focus of our prior comment. In this regard, we believe you should disclose the extent to which unit pricing could decline in the future under your current contracts.

In response to the Staff’s comment, the Company has revised the disclosure on page 54 of Amendment No. 2.

7.	We note your response to our prior comment 23. Our comment was intended to solicit separate quantification of the impacts of price and volume changes on reported revenues. Therefore, please quantify the impact the increase in the number of end users had on revenue and quantify the impact the decrease in ARPU had on revenue.

In response to the Staff’s comment, the Company respectfully advises the Staff that, after careful consideration, the Company believes that the impact of pricing and volume changes cannot be accurately quantified because the increase in the number of end users could not have been achieved absent the adoption of bundled offerings, which by their terms result in lower per end user monthly fees to TeleNav. TeleNav’s strategy to provide a lower price for bundled offerings enables its wireless carrier partners to offer TeleNav’s LBS solution with other services, thereby driving a substantial increase in end user adoption that could not be achieved without such bundling. Attempting to estimate the effect on revenue of increased subscribers without the accompanying decline in ARPU would not be meaningful disclosure and may be misleading. In addition, the Company cannot estimate what adoption of TeleNav’s services outside of bundled offerings would have been, as its wireless carrier partners would be unlikely to market and promote such offerings as actively as they have done after adopting a bundled approach.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

January 5, 2010

8.	We note your response to our prior comment 26. Please revise disclose these amounts.

In response to the Staff’s comment, the Company has revised the disclosure on pages 54, 57 and 58 of Amendment No. 2.

Cost of Revenue, page 54

9.	We note your response to our prior comment 27. Please revise to separately quantify the impact of each of these factors on the increase in cost of revenue.

In response to the Staff’s comment, the Company respectfully advises the Staff that, after careful consideration, the Company believes that quantification of the impact on content costs from the increase in end users as well as the increase in average usage of third party content cannot be accurately determined due to a variety of factors that may change from period to period and which cannot be separately accounted for given the following:

[***]

10.	We note your response to our prior comment 28, but did not locate the disclosure requested in your amended filing. Therefore, we reissue our prior comment. We believe your discussion and analysis of cost of revenue could be improved by providing quantification and discussion of the significant components of cost of revenue, such as third-party data costs, cost of operating centers, etc. (i.e., quantification of the cost during the period in addition to the change in cost for the period). Please revise as appropriate.

In response to the Staff’s comment, the Company respectfully advises the Staff that, after careful consideration, the Company believes that disclosure of the amount of specific components of cost of revenue in any given period is not required pursuant to Item 303 of Regulation S-K and may adversely affect the Company’s relationships with its key suppliers. [***]

The Company believes that providing qualitative information regarding the composition of costs of revenue and quantitative analysis of the change of the component elements provides investors with substantial information to enable them to understand and evaluate TeleNav’s financial performance.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

January 5, 2010

Business, page 66

11.	We note in your response to our prior comment 33 that the expected impact of Sprint Navigation using other LBS providers is unknown. Please revise to disclose this fact and provide updates in the future of any assessments performed.

In response to the Staff’s comment, the Company has revised the disclosure on page 82 of Amendment No. 2.

Competition, page 83

12.	We note your response to our prior comment 36. In your response, you state that you believe you “compete favorably.” We believe your disclosure does not describe your competitive position with sufficient specificity to allow prospective investors to understand where you stand with respect to your competition. Therefore, we reissue our prior comment. Please revise to describe management’s beliefs as to the company’s competitive position relative to others. This may include disclosure of your market share relative to others, how your market share has changed relative to the size of the overall market, and whether there are specific characteristics of your product (e.g., technology, pricing, etc.) or business model that you believe put you at a competitive advantage or disadvantage, and the degree to which you believe they do.

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of Amendment No. 2.

Legal Proceedings, page 86

13.	We note your response to prior comment 38. Please revise to clarify that you are currently not a named defendant in the various legal proceedings.

In response to the Staff’s comment, the Company has revised the disclosure on page 86 of Amendment No. 2.

14.

We note your response to our prior comment 39. In your response, you state that you have not concluded that loss contingencies relating to indemnity payments and associated legal fees and expenses are reasonably possible but you have not stated what your conclusion is. Given that your prior disclosure stated that they could materially harm your business and

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

January 5, 2010

that your revised disclosure in your amendment now states that you believe they will not materially harm your financial position, please supplementally clarify for us whether your conclusion under SFAS 5 is that these matters are remote or reasonably possible loss contingencies.

In response to the Staff’s comment, the Company supplementally advises the Staff that TeleNav has considered the provisions of Accounting Standards Codification 450 - Contingencies (“ASC 450”) with respect to its potential losses or indemnity payments and associated legal fees and expenses and concluded that potential losses in connection with one or more of the pending matters were reasonably possible but not reasonably estimable. Therefore, the Company determined that no additional disclosure was required under ASC 450 for any losses with respect to the pending matters. In response to the Staff’s comment, the Company has revised the disclosure on page 87 of Amendment No. 2 to explain its methodology for determining its provisions for losses and the related reserves. In December 2009, with respect to the lawsuit brought by Traffic Information LLC, TeleNav entered into an agreement with one of the wireless carriers that clarifies and limits its liabilities and any indemnification obligations to an amount that is not material to its consolidated financial statements.

Compensation discussion and analysis, page 95

Bonuses, page 99

15.	While we note your response to our prior comment 42, the causal connection between disclosure of your revenues, operating efficiencies and customer satisfaction goals and any competitive harm is not entirely clear. If you believe that your targets may be omitted because of the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how disclosure of a performance targets such as revenues might be expected to affect the particular business decisions of your competitors, and in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K.

In response to the Staff’s comment, the Company supplementally advises the Staff that the following competitive harm would result to the Company from the disclosure of additional information about its performance targets (the “Targets”):

[***]

16.	In addition, in your response to us, you list company and individual goals that do not seem to be discussed in your disclosure. Consider further explaining what your targets entail as your current disclosure appears general as contrasted with your response to us.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

January 5, 2010

In response to the Staff’s comment, the Company has revised the disclosure on page 102 of Amendment No. 2, subject to the considerations set forth in the Company’s response to comment 15 above.

Base Salary, page 98

17.	Please confirm that the informal review was not used for benchmarking prior to September 2009 or advise.

In response to the Staff’s comment, the Company supplementally advises the Staff that the informal reviews were not used for benchmarking purposes prior to September 2009.

Financial Statements

Revenue Recognition, page F-8

18.	We note your response to our prior comment 54; however, we are unable to locate the revised disclosure. We therefore reissue our previous comment. Please disclose the nature of the revenue sharing agreements with carrier partners including how your portion is determined.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company had responded to the Staff’s prior comment 54 by adding the following sentence to the first paragraph of Revenue Recognition on page F-8 of Amendment No. 1: “Our wireless carrier partners pay us a monthly subscription fee per end user as a fixed fee or a percentage of the revenue they charge to the subscriber, subject to a minimum fee per end user.”

The Company supplementally advises the Staff that the Company does not believe it would be meaningful to include in the disclosure further specificity around how TeleNav’s portion of a revenue sharing arrangement is determined. The Company supplementally advises the Staff that the manner by which TeleNav’s wireless carrier partners determine the amount TeleNav is paid vary, including based on the number of subscribers at any time during a month, the average number of subscribers during a month, the number and timing of end user billing cycles and, occasionally, based on end user activity. Such manner of payment also depends on the particular wireless carrier, the specific sales channel of that carrier as well as the particular contract with that carrier, and the disaggregated information would not provide investors with meaningful data to be able to assess the Company’s financial performance. Each revenue sharing agreement contains competitively sensitive pricing methodologies, for which the Company has previously requested confidential treatment from the Staff.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

January 5, 2010

Other Matters

Amendment No. 2 is filed herewith in response to the Staff’s comments. The Company confirms that no additional material changes were made in Amendment No. 2 for reasons other than (i) in response to a specific Staff comment; (ii) as noted in this response letter; (iii) to reflect stockholder approval of the one for 12 reverse split of TeleNav’s common stock and the merger that will occur prior to the effective date of the Registration Statement; (iv) to reflect stockholder approval of the post-IPO certificate of incorporation and bylaws of the surviving entity; (v) to reflect stockholder approval of the 2009 Equity Incentive Plan; and (vi) in response to comments received from the NASDAQ Stock Market LLC.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

January 5, 2010

Please direct your questions or comments to Julia Reigel of this office (650-320-4509) or me (650-565-3883). In addition, please provide a facsimile of any additional comments you may have to the attention of Alan Denenberg of Davis Polk & Wardwell LLP at fax number (650-752-3604), and to Ms. Reigel and me at (650-493-6811). Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI,
Professional Corporation

/s/ Valerie Barnett Valerie Barnett

Enclosures

cc:	H.P. Jin, TNAV Holdings, Inc.
Douglas Miller, TNAV Holdings, Inc.
Loren Hillberg, Esq., TNAV Holdings, Inc.
Carmen Chang, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Julia Reigel, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Alan Denenberg, Esq., Davis Polk & Wardwell LLP